May 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Amy Geddes & Mr. David Humphrey
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Transnational Automotive Group, Inc.
Form 10-KSB for the fiscal year ended February 28, 2007
File No. 000-33149

Dear Ms. Geddes and Mr. Humphrey:

We are providing this letter in response to your follow up staff comment letter dated March 20, 2008 setting forth comments of the Securities and Exchange Commission’s staff with respect to the above-referenced filing. In connection with responding to your comments, please note that we, the management of Transnational Automotive Group, Inc. (TAUG), acknowledge our responsibility for the adequacy and accuracy of the disclosures in the annual report. Additionally, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses of Transnational Automotive Group, Inc. to the Staff’s comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates.

We would be more than happy to provide you with any follow up corroboration to our responses or to discuss these matters with you via conference call. Please do not hesitate to contact me at your convenience if you need any additional information or further corroboration to support our positions to your comments.

Cordially,

Seid Sadat
Chief Financial Officer

TRANSNATIONAL AUTOMOTIVE GROUP, INC.

United States Securities & Exchange Commission
Division of Corporation Finance
Re: Transnational Automotive Group, Inc. Form 10-KSB
File No. 000-33149
May 12, 2008

3.          Refer to our previous comment 3. We note from your response that the errors identified for the first and second quarter of fiscal 2007 were indeed identified during the year-end audit of your February 28, 2007 financial statements. We also note that you evaluated your controls and procedures as “effective” as of February 28, 2007. However, in light of your admission that the error discussed was not discovered until after February 28, 2007, it appears that your disclosure controls and procedures and internal controls over financial reporting were “ineffective” as of February 28, 2007. As such, pursuant to Item 308(a)(3) of Regulation S-B, please revise your assessment of internal controls as of that date to “ineffective” and include disclosure of the specific material weaknesses in your internal control over financial reporting that led to the restatements. Further, please further revise this section to include your plans for remediation with respect to these material weaknesses and discuss the results of your efforts in this regard.

Response: We have noted your comment and amended the annual report to set forth your comment enumerated above. Item 8A. Controls and Procedures will be amended to read as follows:

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation of our disclosure control and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on form 10-KSB. Based on the evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-KSB, our chief executive officer and chief financial officer previously concluded that our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner. Subsequently, we determined that we had a material weakness, as described below, in our internal control over financial reporting. Therefore, in connection with filing this amended Annual Report on Form 10-KSB/A, our principal executive officer and principal financial officer re-evaluated the effectiveness of disclosure controls and procedures and each concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective.

United States Securities & Exchange Commission
Division of Corporation Finance
Re: Transnational Automotive Group, Inc. Form 10-KSB
File No. 000-33149
May 12, 2008

Management’s Report on Internal Control Over Financial Reporting (as revised)

All internal control systems, no matter how well designed, have inherent limitations. Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

During fiscal year 2007, and subsequent to the original issuance of our Annual Report on Form 10-KSB for the fiscal year ended February 28, 2007, management identified accounting errors in its consolidated financial statements related to the incorrect accounting treatment of convertible debt with warrants in conformity with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and the failure to account for accrued interest on outstanding unsecured promissory notes and convertible debentures during the quarterly periods ended May 31 and August 31, 2006. Additionally, management identified an accounting error for the failure to accrue for value added taxes and custom duty fees on the Company’s purchase of buses during the quarterly period ended August 31, 2006.

On June 25, 2007, our chief financial officer determined that our previously issued financial statements for the quarter ended May 31, 2006, included in our Quarterly Report on Form 10-QSB for the quarter ended May 31, 2007, and for the quarter ended August 31, 2006, included in our Quarterly Report on Form 10-QSB for the quarter ended August 31, 2007, should be restated.

Under the supervision and with the participation of our senior management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the fiscal year ended February 28, 2006 (the “2006 Evaluation Date”). Based on this evaluation, our principal executive officer and

United States Securities & Exchange Commission
Division of Corporation Finance
Re: Transnational Automotive Group, Inc. Form 10-KSB
File No. 000-33149
May 12, 2008

principal financial officer concluded as of the 2006 Evaluation Date that certain of our disclosure controls and procedures were not effective because of the aforementioned errors. In connection with the restatement, management evaluated the control failure that resulted in the aforementioned errors. As a result of this evaluation, management determined that a material weakness existed in internal control over financial reporting as of February 28, 2007. Specifically, management has concluded that the Company did not have adequate controls including management oversight related to the proper accounting treatment for convertible debt with warrants in conformity with generally accepted accounting principles. This weakness was the result of a material weakness in the design of internal control over financial reporting.

As a result of the material weakness, management of the Company, under the direction of its CEO and CFO, has revised their assessment of the effectiveness of internal control over financial reporting as of February 28, 2007. As a result of the revised assessment the Company’s management, including its CEO and CFO, concluded that its internal control over financial reporting was not effective as of February 28, 2007.

This Annual Report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Remediation Activities

After identifying the material weakness subsequent to the original issuance of our Annual Report on Form 10-KSB for the fiscal year ended February 28, 2007, management initiated changes to remediate the material weakness described above. We believe that, subsequent to February 28, 2007, we completed our remediation of the aforementioned material weakness in our internal control over financial reporting. The completed remediation measures included the implementation of appropriate controls related to accounting for all convertible debenture agreements with warrants that are within the scope of EITF 98-5 and EITF 00-27 to provide a written analysis of the appropriate accounting for these contracts or other arrangements and the review of our conclusions with qualified internal accounting personnel or third party accounting experts. In addition, we have provided our accounting staff with additional training related to generally accepted accounting principles and financial statement reporting matters, including procedures for identifying and accounting for all liabilities incurred in

United States Securities & Exchange Commission
Division of Corporation Finance
Re: Transnational Automotive Group, Inc. Form 10-KSB
File No. 000-33149
May 12, 2008

connection with the acquisition of buses used in operations, including encumbrances for Value Added Taxes and custom duty fees.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended February 28, 2007 that have materially affected, or are likely to materially affect, our internal control over financial reporting.